Mail Stop 3561

July 3, 2008

Via Fax & U.S. Mail

Mr. Bruce E. Schreiner
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

> **Re: Sense Technologies Inc.**
> **Form 10-KSB/A for the year ended February 28, 2007**
> **Filed July 17, 2007**
> **File No. 000-29990**

Dear Mr. Schreiner:

        We have reviewed your May 29, 2008, response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

********

Form 10-KSB/A for the year ended February 28, 2007
Note 2 (d) Significant Accounting Policies – Intangible Assets, page F-10

1. Refer to your response to our prior comment 4. You state in your response that you received your initial Scope-Out inventory in November 2005 and that large sales were anticipated based upon initial meetings with potential customers. However, you subsequently learned that the products were "not acceptable for mass consumer acceptance."   The initial inventory was all written off and no

significant sales of newer versions of the product occurred although you did not
abandon your efforts to improve these devices and continued your marketing
efforts. If this is the case, we would not object to your conclusion that the related
intangible asset should be fully written off as of February 28, 2007. However,
please note that this accounting treatment is only appropriate if the error occurred
because of oversight or misuse of facts that existed at that time. If the write-off is
attributable to subsequent sales information or other subsequent developments
and/or to a "spirit of conservative presentation" a full write-off as of February 28,
2007 may not be appropriate. Please revise or advise, as applicable to your
circumstances. In this regard, based upon our earlier telephone conversation, we
understand that you intend to amend the Form 10-KSB for fiscal 2007 to
implement these changes. If our understanding is not correct, please advise.

2. Upon restatement, disclosures should be provided in accordance with the
requirements of paragraphs 25 and 26 of SFAS 154. The financial statement
columns should be labeled "Restated" where applicable and the accountants'
report should make reference to the restatement as well. We would expect the
restated financial statements in the amended document to be audited and opined
upon by BDO Dunwoody LLP.

3. Refer to your response to our prior comment 6. Your Forms 10-QSB for fiscal
2008 should be amended to reflect the above restatement. They should also be
restated to reflect the quarterly accrual of the minimum annual royalties for fiscal
2007 and 2008. Please label the columns as "restated" where applicable and
include the disclosures required by SFAS 154, as cited in the above comment.

4. Please provide us with draft copies of the amended reports prior to filing.

General
5. Refer to the Instructions to the Form 8-K, "Information to be Included in the
Report" and Item 4.02 thereunder. A Form 8-K must be filed as of the earliest
practicable date for "Non-Reliance on Previously Issued Financial Statements or a
Related Audit Report or Completed Interim Review" pursuant to the requirements
of Item 4.02. Please include all required disclosures in your Form 8-K and clearly
indicate the particular annual and interim periods that should no longer be relied
upon.

6. Finally, it appears that the majority of your officers and directors are US citizens,
that more than 50% of your assets are in the US and that your business is
principally administered in the US. If our understanding is correct please explain
to us, in detail, the business reasons why you have elected to use BDO Dunwoody
LLP, a Canadian member firm of BDO International as your auditor, rather than
BDO Seidman LLP or some other US firm. In this regard, please note that you no

longer qualify as a foreign private issuer.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief